UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                               GeoResources, Inc.
- -------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
- -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   372476 10 1
- -------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Joseph V. Montalban
                             CBM Bldg., P.O. Box 250
                               Cut Bank, MT 59427
- -------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to
           Receive Notices and Communications)

                                November 8, 1995
  ----------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement  X

(A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 7 Pages

                                  SCHEDULE 13D

CUSIP No.  372476 10 1                       Page     2      of    7       Pages
          --------------------                     ----------    ----------


- -------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Montalban Oil and Gas Operations, Inc.
   Tax I.D. No. 81-0284708

- -------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                     (b) [ ]


- -------------------------------------------------------------------------------
3  SEC USE ONLY
- -------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

   Not Applicable
- -------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                    [ ]
- -------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Montana
- -------------------------------------------------------------------------------
         NUMBER OF            7  SOLE VOTING POWER
          SHARES
       BENEFICIALLY              700,600
         OWNED BY
           EACH               8  SHARED VOTING POWER
         REPORTING
          PERSON                 0
           WITH

                              9  SOLE DISPOSITIVE POWER

                                 700,600

                             10  SHARED DISPOSITIVE POWER

                                  0
- -------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   700,600
- -------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]
- -------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   17.3%
- -------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

   CO
- -------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No.  372476 10 1                      Page     3      of    7       Pages
          --------------------                   ----------    ----------

- -------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Joseph V. Montalban
   ###-##-####

- -------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                       (b) [ ]

- -------------------------------------------------------------------------------
3 SEC USE ONLY
- -------------------------------------------------------------------------------
4 SOURCE OF FUNDS*

  Not Applicable
- -------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                     [ ]
- -------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION

  U.S.A.
- -------------------------------------------------------------------------------
         NUMBER OF            7  SOLE VOTING POWER
          SHARES
       BENEFICIALLY              700,600
         OWNED BY
           EACH               8  SHARED VOTING POWER
         REPORTING
          PERSON                 0
           WITH
                              9  SOLE DISPOSITIVE POWER

                                 700,600

                             10  SHARED DISPOSITIVE POWER

                                 0
- -------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    700,600
- -------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]
- -------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    17.3%
- -------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
- -------------------------------------------------------------------------------

                                  SCHEDULE 13D


Item 1.   Security and Issuer.

          This filing relates to Common Stock, $0.01 par value, of GeoResources, Inc. (the "Issuer"), 1407 West Dakota Parkway, Williston, North Dakota 58801.


Item 2.   Identity and Background.

          Persons Filing:

          (a-1)    Name:  Montalban Oil and Gas Operations, Inc. ("MOGO INC.").

          (a-2)    State of Incorporation:  Montana

          (a-3) Principal Business and Address: Petroleum consultants and operations managers; CBM Bldg., P. O. Box 250, Cut Bank, Montana 59427.

          (a-4) MOGO INC. has not, during the last five years, been convicted in a criminal proceeding.

          (a-5) MOGO INC. was not, during the last five years, a party to any civil proceeding as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (b-1)    Name:  Joseph V. Montalban.

          (b-2) Business Address: CBM Bldg,. P. O. Box 250, Cut Bank, Montana 59427.

          (b-3)    Principal Occupation:  President of MOGO INC.

          (b-4) Mr. Montalban has not, during the last five years, been convicted in a criminal proceeding.

          (b-5) Mr. Montalban was not, during the last five years, a party to any civil proceeding as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       Executive Officers, Directors and Controlling Persons of MOGO INC.:

          (c-1)    Names:  Joseph V. Montalban, Cora Belle Montalban, and
                           Patrick M. Montalban.

          (c-2) Business addresses: The business address for Joseph V. Montalban, Cora Belle Montalban and Patrick M. Montalban is CBM Bldg., P. O. Box 250, Cut Bank, Montana 59427.

          (c-3) Principal Occupations: Joseph V. and Cora Belle Montalban are officers of MOGO INC. Patrick M. Montalban is Executive Vice President and Chief Operating Officer of MSR Exploration Ltd. The business addresses are set forth in (c-2) above.

          (c-4) No executive officer, director or controlling person of MOGO INC. listed above was, during the last five years, convicted in a criminal proceeding.

          (c-5) No executive officer, director or controlling person of MOGO INC. listed above was, during the last five years, a party to any civil proceeding as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f-2) Citizenship: All the executive officers, directors and controlling persons of MOGO INC. are citizens of the United States of America.


Item 3.   Source and Amount of Funds or Other consideration.

          Effective November 8, 1995, Joseph V. Montalban acquired 687,600 shares of GeoResources, Inc. ("GEOI") Common Stock from MSR
          Exploration Ltd. ("MSR") in exchange for 700,000 shares of Common Stock of MSR. Such shares of GEOI Common Stock were later transferred by Mr. Montalban to MOGO INC. No funds were used to acquire the shares.


Item 4.   Purpose of the Transaction.

          MSR had acquired on the open market over the past several years some 687,600 shares of GEOI stock. The ownership of this block did not fit in with the plans of the Management Group that took over MSR in late 1994 and it was decided to dispose of the MSR holdings in GEOI.

          Inasmuch as J. V. Montalban, Founder, past Chairman of the Board, President and CEO of MSR, owned a large block of MSR shares, it was deemed advisable to work out an exchange whereby Montalban would exchange such MSR shares for the GEOI block. Subsequently, Montalban transferred the shares of GEOI to his operating company, Montalban Oil and Gas Operations, Inc. ("MOGO INC.") and MOGO INC. acquired an additional 13,000 shares of GEOI in open market transactions.

          This newly acquired GEOI block will be carefully monitored as additional shares may be either bought and/or sold on the market. GEOI will be monitored as a possible takeover target and J. V. Montalban may seek representation on GEOI's Board of Directors. J. V. Montalban and MOGO, INC. may either increase or decrease its equity interest in GEOI.


Item 5.   Interest in Securities of the Issuer.

          MOGO INC. beneficially owns 700,600 shares of GEOI Common Stock representing 17.3% of the shares of Common Stock outstanding. MOGO INC. has sole voting and investment power over such shares; Joseph V. Montalban, by virtue of his majority ownership of MOGO INC., may also be deemed to have sole voting and investment power over the shares.

          No other executive officer, director or controlling person of MOGO INC. beneficially owns any shares of GEOI Common Stock.

          Since its initial acquisition of 687,600 GEOI shares, MOGO INC. acquired additional GEOI shares in open market transactions, as follows:

          Trade Date           Number of Shares                Price per Share

           11/8/95 -
            11/25/95               13,000                            $1.1875


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          None.


Item 7.   Material to be Filed as Exhibits.

          None.

                                    SIGNATURE

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

          Date:    May 7, 1996.


                                                   /s/ Joseph V. Montalban
                                                       Joseph V. Montalban



                                                   MONTALBAN OIL AND GAS
                                                   OPERATIONS, INC.


                                                  By  /s/ Joseph V. Montalban
                                                  Joseph V. Montalban, President